Exhibit 99.2
TABLE OF CONTENTS

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Financial Position

Condensed Consolidated Statements of Net Loss and Comprehensive Loss

Condensed Consolidated Statements of Changes in Shareholders’ Equity

Condensed Consolidated Statements of Cash Flows

Notes to the Unaudited Condensed Consolidated Financial Statements

Note 1:	General information

Note 2:	Significant accounting policies

Note 3:	Issued standards not yet adopted

Note 4:	Critical accounting judgments and key sources of estimation uncertainty

Note 5:	Cash and interest income

Note 6:	Inventories

Note 7:	Long-term obligations and finance costs

Note 8:	Capital stock and share based compensation

Note 9:	Revenue

Note 10:	Retirement benefit plans

Note 11:	Depreciation and amortization expense

Note 12:	Assets classified as held for sale

Note 13:	Financial instruments

Note 14:	Contingent liabilities

Note 15:	Net loss per share

Note 16:	Income taxes

Note 17:	Changes in non-cash working capital balances

Note 18:	Changes in non-cash long-term assets and liabilities

Note 19:	Gain on sale and leaseback transactions

Note 20:	Events after the reporting period

Note 21:	Approval of the unaudited condensed consolidated financial statements

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Unaudited

(in CAD millions)	Notes	As at April 30, 2016	As at January 30, 2016	As at May 2, 2015
ASSETS
Current assets
Cash	5	$349.8	$313.9	$115.5
Accounts receivable, net	13	55.7	59.4	79.4
Income taxes recoverable	16	10.6	35.9	132.1
Inventories	6	695.8	664.8	684.0
Prepaid expenses		38.0	31.0	27.2
Derivative financial assets	13	0.2	6.6	0.2
Assets classified as held for sale	12	21.1	22.1	13.3
Total current assets		1,171.2	1,133.7	1,051.7

Non-current assets
Property, plant and equipment	19	332.2	444.1	564.0
Investment properties	12	4.1	17.0	19.3
Intangible assets		22.8	22.5	16.1
Deferred tax assets	16	0.6	0.6	3.9
Other long-term assets	7, 13, 16	14.1	15.3	17.4
Total assets		$1,545.0	$1,633.2	$1,672.4

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	13, 19	$299.2	$332.7	$356.9
Deferred revenue		156.3	158.3	174.6
Provisions		78.8	75.8	52.6
Income taxes payable		0.1	2.6	0.3
Other taxes payable		18.7	17.3	18.3
Derivative financial liabilities	13	17.0	—	3.9
Current portion of long-term obligations	7, 13	3.9	4.0	3.9
Total current liabilities		574.0	590.7	610.5

Non-current liabilities
Long-term obligations	7, 13	19.3	20.2	23.1
Deferred revenue		72.3	74.2	76.0
Retirement benefit liability	10, 13	320.6	326.9	393.1
Deferred tax liabilities	16	—	—	3.1
Other long-term liabilities	13, 19	91.4	67.0	60.7
Total liabilities		1,077.6	1,079.0	1,166.5

SHAREHOLDERS’ EQUITY
Capital stock	8	14.9	14.9	14.9
Share based compensation reserve	8	1.7	—	—
Retained earnings		675.4	739.0	748.1
Accumulated other comprehensive loss		(224.6)	(199.7)	(257.1)
Total shareholders’ equity		467.4	554.2	505.9
Total liabilities and shareholders’ equity		$1,545.0	$1,633.2	$1,672.4
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
For the 13-week periods ended April 30, 2016 and May 2, 2015

Unaudited

(in CAD millions, except per share amounts)	Notes	2016	2015

Revenue	9	$595.9	$697.2
Cost of goods and services sold	6, 13	427.9	462.8
Selling, administrative and other expenses	8, 10, 11, 13	271.9	297.4
Operating loss		(103.9)	(63.0)

Gain on sale and leaseback transactions	19	40.6	—
Gain on settlement of retirement benefits	10	—	5.1
Finance costs	7, 16	1.6	3.9
Interest income	5	3.6	0.2
Loss before income taxes		(61.3)	(61.6)

Income tax (recovery) expense
Current		(0.4)	(2.2)
Deferred		2.7	(0.3)
		2.3	(2.5)
Net loss		$(63.6)	$(59.1)

Basic and diluted net loss per share	15	$(0.62)	$(0.58)

Net loss		$(63.6)	$(59.1)

Other comprehensive loss, net of taxes:

Items that may subsequently be reclassified to net loss:
Loss on foreign exchange derivatives	13	(22.9)	(2.7)
Reclassification to net loss of gain on foreign exchange derivatives	13	(2.0)	(5.4)

Items that will not be subsequently reclassified to net loss:
Remeasurement gain on net defined retirement benefit liability	10	—	2.0

Total other comprehensive loss		(24.9)	(6.1)
Total comprehensive loss		$(88.5)	$(65.2)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the 13-week periods ended April 30, 2016 and May 2, 2015

Unaudited

					Accumulated other comprehensive loss
(in CAD millions)	Notes	Capital stock	Share based compensation reserve	Retained earnings	Foreign exchange derivatives designated as cash flow hedges	Remeasurement (loss) gain	Total accumulated other comprehensive loss	Shareholders’ equity
Balance as at January 30, 2016		$14.9	$—	$739.0	$7.2	$(206.9)	$(199.7)	$554.2
Net loss				(63.6)	—	—	—	(63.6)
Other comprehensive loss
Loss on foreign exchange derivatives, net of income tax recovery of $1.9	13				(22.9)	—	(22.9)	(22.9)
Reclassification of gain on foreign exchange derivatives, net of income tax expense of $0.7	13				(2.0)	—	(2.0)	(2.0)
Total other comprehensive loss		—	—	—	(24.9)	—	(24.9)	(24.9)
Total comprehensive loss		—	—	(63.6)	(24.9)	—	(24.9)	(88.5)
Share based compensation	8	—	1.7	—	—	—	—	1.7
Balance as at April 30, 2016		$14.9	$1.7	$675.4	$(17.7)	$(206.9)	$(224.6)	$467.4

Balance as at January 31, 2015		$14.9	$—	$806.9	$6.7	$(257.7)	$(251.0)	$570.8
Net loss				(59.1)	—	—	—	(59.1)
Other comprehensive (loss) income
Loss on foreign exchange derivatives, net of income tax recovery of $1.0	13				(2.7)	—	(2.7)	(2.7)
Reclassification of gain on foreign exchange derivatives, net of income tax expense of $2.0	13				(5.4)	—	(5.4)	(5.4)
Remeasurement gain on net defined retirement benefit liability	10				—	2.0	2.0	2.0
Total other comprehensive (loss) income		—	—	—	(8.1)	2.0	(6.1)	(6.1)
Total comprehensive (loss) income		—	—	(59.1)	(8.1)	2.0	(6.1)	(65.2)
Share based compensation	8	—	—	0.3	—	—	—	0.3
Balance as at May 2, 2015		$14.9	$—	$748.1	$(1.4)	$(255.7)	$(257.1)	$505.9
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the 13-week periods ended April 30, 2016 and May 2, 2015
Unaudited

(in CAD millions)	Notes	2016	2015
Cash flow used for operating activities
Net loss		$(63.6)	$(59.1)
Adjustments for:
Depreciation and amortization expense	11	9.8	12.5
Share based compensation	8	1.7	0.3
Gain on disposal of property, plant and equipment		(0.4)	—
Impairment losses	12	1.0	—
Gain on sale and leaseback transactions	19	(40.6)	—
Gain on settlement of retirement benefits	10	—	(5.1)
Finance costs	7, 16	1.6	3.9
Interest income	5	(3.6)	(0.2)
Retirement benefit plans expense	10	3.7	4.7
Short-term disability expense	10	1.4	1.4
Income tax expense (recovery)	16	2.3	(2.5)
Interest received	5	3.6	0.2
Interest paid	7	(0.6)	(0.5)
Retirement benefit plans contributions	10	(11.5)	(13.4)
Income tax refunds (payments), net	16	23.1	(0.8)
Changes in non-cash working capital balances	17	(65.5)	(76.3)
Changes in non-cash long-term assets and liabilities	18	(1.5)	(1.2)
		(139.1)	(136.1)
Cash flow generated from (used for) investing activities
Purchases of property, plant and equipment and intangible assets		(6.2)	(5.2)
Proceeds from sale of property, plant and equipment		0.5	0.1
Proceeds from sale and leaseback transactions	19	183.9	—
		178.2	(5.1)
Cash flow used for financing activities
Interest paid on finance lease obligations	7	(0.4)	(0.5)
Repayment of long-term obligations		(1.0)	(1.1)
		(1.4)	(1.6)
Effect of exchange rate on cash and cash equivalents at end of period		(1.8)	(0.7)
Increase (decrease) in cash		35.9	(143.5)
Cash at beginning of period		$313.9	$259.0
Cash at end of period	5	$349.8	$115.5

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. General information
Sears Canada Inc. is incorporated in Canada. The address of its registered office and principal place of business is 290 Yonge Street, Suite 700, Toronto, Ontario, Canada M5B 2C3. The principal activities of Sears Canada Inc. and its subsidiaries (the “Company”) include the sale of goods and services through the Company’s Retail channels, which includes its full-line, Sears Home, Hometown, Outlet, Corbeil Electrique Inc. (“Corbeil”) stores, and its Direct (catalogue/internet) channel. It also includes service revenue related to product repair and logistics. Commission revenue includes travel, home improvement services, insurance, wireless and long distance plans. Licensee fee revenue is comprised of payments received from licensees that operate within the Company’s stores (see Note 13 for additional information).

2. Significant accounting policies
2.1 Statement of compliance
The unaudited condensed consolidated financial statements and accompanying notes of the Company for the 13-week period ended April 30, 2016 (the “Financial Statements”) have been prepared in accordance with IAS 34, Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”), and therefore, do not contain all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements. Accordingly, these Financial Statements should be read in conjunction with the Company’s most recently prepared annual consolidated financial statements for the 52-week period ended January 30, 2016 (the “2015 Annual Consolidated Financial Statements”), prepared in accordance with IFRS.
2.2 Basis of preparation and presentation
The principal accounting policies of the Company have been applied consistently in the preparation of these Financial Statements for all periods presented. These Financial Statements follow the same accounting policies and methods of application as those used in the preparation of the 2015 Annual Consolidated Financial Statements, except as noted below. The Company’s significant accounting policies are described in Note 2 of the 2015 Annual Consolidated Financial Statements.
2.2.1 Basis of consolidation
The Financial Statements incorporate the financial statements of the Company as well as all of its subsidiaries. Subsidiaries include all entities where the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. All intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in the preparation of these Financial Statements.
The fiscal year of the Company consists of a 52 or 53-week period ending on the Saturday closest to January 31. The 13-week periods presented in these Financial Statements are for the periods ended April 30, 2016 and May 2, 2015.
These Financial Statements are presented in Canadian dollars, which is the Company’s functional currency. For the 52-week period ended January 30, 2016, the Company was comprised of one reportable segment, Merchandising.
2.3 Seasonality
The Company’s operations are seasonal in nature. Accordingly, merchandise and service revenues will vary by quarter based on consumer spending behaviour. Historically, the Company’s revenues and earnings are highest in the fourth quarter due to the holiday season. The Company is able to adjust certain variable costs in response to seasonal revenue patterns; however, costs such as occupancy are fixed, causing the Company to report a disproportionate level of earnings in the fourth quarter. This business seasonality results in quarterly performance that is not necessarily indicative of the year’s performance.

3. Issued standards not yet adopted
The Company monitors the standard setting process for new standards and interpretations issued by the IASB that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.
In January 2016, the IASB issued the following new standard:
IFRS 16, Leases (“IFRS 16”)
IFRS 16 replaces IAS 17, Leases. This standard will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and financing leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Adoption of IFRS 16 is mandatory and will be effective for annual periods beginning on or after January 1, 2019 with earlier adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.
In July 2014, the IASB issued the final publication of the following standard:
IFRS 9, Financial Instruments (“IFRS 9”)
IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will permit more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Adoption of IFRS 9 is mandatory and will be effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.
In May 2014, the IASB issued the following new standard:
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
IFRS 15 replaces IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various interpretations regarding revenue. This standard introduces a single model for recognizing revenue that applies to all contracts with customers, except for contracts that are within the scope of standards on leases, insurance and financial instruments. This standard also requires enhanced disclosures. Adoption of IFRS 15 is mandatory and will be effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.

4. Critical accounting judgments and key sources of estimation uncertainty
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions with regards to the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.
Critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities within the next financial year are described in Notes 2 and 4 of the 2015 Annual Consolidated Financial Statements and are consistent with those used in the preparation of these Financial Statements.

5. Cash and interest income
Cash
The components of cash were as follows:

(in CAD millions)	As at April 30, 2016	As at January 30, 2016	As at May 2, 2015
Cash	$333.9	$306.9	$91.4
Restricted cash	15.9	7.0	24.1
Total cash	$349.8	$313.9	$115.5
The components of restricted cash are further discussed in Note 14.
Interest income
Interest income for the 13-week period ended April 30, 2016 totaled $3.6 million (2015: $0.2 million), including $3.1 million (2015: nil) related to refund interest on net cash income tax receipts (see Note 16 for additional information). For the same 13-week period, the Company received $3.6 million (2015: $0.2 million) in cash related to interest income.

6. Inventories
The amount of inventory recognized as an expense during the 13-week period ended April 30, 2016 was $381.3 million (2015: $414.8 million) which included $18.7 million (2015: $19.3 million) of inventory write downs to reduce the carrying amount of inventory to net realizable value. These expenses were included in “Cost of goods and services sold” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. Inventory write downs included reversals of prior period inventory write-downs for the 13-week period ended April 30, 2016 of $1.1 million (2015: 0.4 million), due to an increase in net realizable value.
Inventory is pledged as collateral under the Company’s revolving credit facility (see Note 7).

7. Long-term obligations and finance costs
Long-term obligations
The Company’s debt consists of finance lease obligations. In September 2010, the Company entered into an $800.0 million senior secured revolving credit facility (the “Credit Facility”) with a syndicate of lenders with a maturity date of September 10, 2015. On May 28, 2014, the Company announced that it had extended the term of the Credit Facility (the “Amended Credit Facility”) to May 28, 2019 and reduced the total credit limit to $300.0 million. The Amended Credit Facility is secured with a first lien on inventory and credit card receivables.
Availability under the Amended Credit Facility is determined pursuant to a borrowing base formula, up to a maximum availability of $300.0 million. Availability under the Amended Credit Facility was $222.9 million as at April 30, 2016 (January 30, 2016: $120.1 million, May 2, 2015: $248.6 million). In 2013, as a result of judicial developments relating to the priorities of pension liability relative to certain secured obligations, the Company provided additional security to the lenders by pledging certain real estate assets as collateral, thereby partially reducing the potential reserve amount the lenders could apply. As at April 30, 2016, four properties in Canada had been registered under the Amended Credit Facility. The reserve amount may increase or decrease in the future based on changes in estimated net pension deficits in the event of a wind-up, and based on the value of real estate assets pledged as additional collateral. The estimated reserves, if applied as at April 30, 2016, would reduce the Company’s borrowing availability by $109.6 million.
The Amended Credit Facility contains covenants which are customary for facilities of this nature and the Company was in compliance with all covenants as at April 30, 2016.
As at April 30, 2016, the Company had no borrowings on the Amended Credit Facility. The Company had unamortized transaction costs associated with the Amended Credit Facility of $3.0 million included in “Other long-term assets” in the unaudited Condensed Consolidated Statements of Financial Position (January 30, 2016: no borrowings and unamortized transaction costs of $3.2 million included in “Other long-term assets”, May 2, 2015: no borrowings and unamortized transaction costs of $3.9 million included in “Other long-term assets”). In addition, the Company had $77.1 million (January 30, 2016: $63.3 million, May 2, 2015: $51.4 million) of standby letters of credit outstanding against the Amended Credit Facility. These letters of credit cover various payment obligations. Interest on drawings under the Amended Credit Facility is determined based on bankers’ acceptance rates for one to three month terms or the prime rate plus a spread. Interest amounts on the Amended Credit Facility are due monthly and are added to principal amounts outstanding.
As at April 30, 2016, the Company had outstanding merchandise letters of credit of U.S. $0.3 million (January 30, 2016: U.S. $4.8 million, May 2, 2015: U.S. $12.6 million) used to support the Company’s offshore merchandise purchasing program with restricted cash pledged as collateral.
Finance costs
Interest expense on long-term obligations, including finance lease obligations, the current portion of long-term obligations, amortization of transaction costs, accretion on the long-term portion of provisions and commitment fees on the unused portion of the Amended Credit Facility for the 13-week period ended April 30, 2016 totaled $1.5 million (2015: $1.4 million). Interest expense was included in “Finance costs” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. Also included in “Finance costs” for the 13-week period ended April 30, 2016 was an expense of nil (2015: $2.5 million) for interest on accruals for uncertain tax positions.
The Company’s cash payments for interest on long-term obligations, including finance lease obligations, the current portion of long-term obligations and commitment fees on the unused portion of the Credit Facility for the 13-week period ended April 30, 2016 totaled $1.0 million (2015: $1.0 million).

8. Capital stock and share based compensation
Capital stock
ESL Investments, Inc., and investment affiliates including Edward S. Lampert, collectively “ESL”, form the largest shareholder of the Company, both directly through ownership in the Company, and indirectly through shareholdings in Sears Holdings (“Holdings”).
As at April 30, 2016, ESL was the beneficial holder of 46,162,515 or 45.3%, of the common shares of the Company (January 30, 2016: 46,162,515 or 45.3%, May 2, 2015: 48,858,685 or 48.0%). Holdings was the beneficial holder of 11,962,391 or 11.7%, of the common shares of the Company as at April 30, 2016 (unchanged from January 30, 2016 and May 2, 2015). The issued and outstanding shares are fully paid and have no par value.
The Company has a license from Holdings to use the name “Sears” as part of its corporate name. The Company relies on its right to use the “Sears” name, including as part of the Company’s corporate and commercial name. The Company’s right to use the “Sears” name and certain other brand names was granted pursuant to the license agreement amendments, which state in the event Holdings’ ownership interest in the Company is reduced to less than 10.0%, the license agreement would remain in effect for a period of five years after such reduction in ownership, after which the Company would incur a cost to continue to use the “Sears” name and certain other brand names.
The authorized common share capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of class 1 preferred shares, issuable in one or more series. As at April 30, 2016, the only shares outstanding were common shares of the Company.

Share based compensation
During the 52-week period ended January 30, 2016, the Company granted 500,000 restricted share units (“RSUs”) to an executive under an equity-based compensation plan. For the equity-settled awards, the fair value of the grant of RSUs is recognized as compensation expense over the period that the related service is rendered with a corresponding increase in equity. The total amount expensed is recognized over a three-year vesting period on a tranche basis, which is the period over which all of the specified vesting conditions are to be satisfied. At each balance sheet date, the estimate of the number of equity interests that are expected to vest is reviewed. The impact of any revision to original estimates is recognized in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss.
These RSUs had a grant-date fair value of $4.2 million. The fair value of the grant was determined based on the Company’s share price at the date of grant, and was entitled to accrue common share dividends equivalent to those declared by the Company, which would be settled by a grant of additional RSUs to the executive.
During the 52-week period ended January 31, 2015, the Company granted 225,000 RSUs to an executive under an equity-based compensation plan. These RSUs had a grant-date fair value of $1.9 million. The fair value of the grant was determined based on the Company’s share price at the date of grant, and was entitled to accrue common share dividends equivalent to those declared by the Company, which would be settled by a grant of additional RSUs to the executive. During the 13-week period ended August 1, 2015, the RSUs granted to the executive were forfeited.
Compensation expense related to RSUs included in “Selling, administrative and other expenses” for the 13-week period ended April 30, 2016 was $1.7 million (2015: $0.3 million).

9. Revenue
The components of the Company’s revenue were as follows:

(in CAD millions)	13-Week Period Ended April 30, 2016	13-Week Period Ended May 2, 2015
Apparel & Accessories	$203.8	$227.0
Home & Hardlines	279.5	334.9
Other merchandise revenue	47.1	44.7
Services and other	56.7	59.4
Commission and licensee revenue	8.8	31.2
	$595.9	$697.2

10. Retirement benefit plans
In July 2008, the Company amended its pension plan and introduced a defined contribution component. The defined benefit component continues to accrue benefits related to future compensation increases although no further service credit is earned, and no contributions are made by employees. In addition, the Company no longer provides medical, dental and life insurance benefits at retirement for employees who had not achieved the eligibility criteria for these non-pension retirement benefits as at December 31, 2008.
The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at January 31. The most recent actuarial valuation of the pension plan for funding purposes is dated December 31, 2013, and was completed on June 30, 2014. The Company also maintains a defined benefit non-pension retirement plan which provides life insurance, medical and dental benefits to eligible retired employees as well as short-term disability payments for active employees, through a health and welfare trust (“Other Benefits” plan). An actuarial valuation of the Other Benefits plan is performed at least every three years, with the last valuation completed as of January 31, 2014.
The expense for the defined benefit, defined contribution and Other Benefits plans for the 13-week period ended April 30, 2016 was $0.9 million (2015: $1.4 million), $1.3 million (2015: $1.5 million) and $1.5 million (2015: $1.8 million), respectively. These expenses were included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss.
Total cash contributions by the Company to its defined benefit, defined contribution and Other Benefits plans for the 13-week period ended April 30, 2016 were $11.5 million (2015: $13.4 million), which included $1.4 million (2015: $1.4 million) related to short-term disability payments and nil (2015: $4.0 million) to settle acceptances from the Other Benefits plan offers mentioned below.
During the 13-week period ended May 2, 2015, the Company made a voluntary offer to settle medical and dental benefits of eligible members covered under the Other Benefits plan. The Company paid $4.0 million to settle acceptances from the Other Benefits plan offer and recorded a pre-tax gain on settlement of retirement benefits of $5.1 million ($5.4 million settlement gain less fees of $0.3 million) during the 13-week period ended May 2, 2015 related to these offers. This payment is included in “Retirement benefit plans contributions” in the unaudited Condensed Consolidated Statements of Cash Flows. To determine the settlement gain, the Other Benefits plan was remeasured as at the date of settlement, which also resulted in a $2.0 million increase to “Other comprehensive loss” (“OCL”).

11. Depreciation and amortization expense
The components of the Company’s depreciation and amortization expense, included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss, were as follows:

(in CAD millions)	13-Week Period Ended April 30, 2016	13-Week Period Ended May 2, 2015
Depreciation of property, plant and equipment	$8.8	$11.7
Amortization of intangible assets	1.0	0.8
Total depreciation and amortization expense	$9.8	$12.5

12. Assets classified as held for sale
During the 52-week period ended January 30, 2016, the Company announced the future closure of Park Street Logistics Centre (‘‘Park Street’’) located in Regina. Park Street, including the adjacent vacant property which is owned by the Company, is being marketed for sale and if a buyer is identified that will purchase Park Street at a price acceptable to the Company, it will be sold. This process has been approved by senior management of the Company, and based on these factors, the Company has concluded that the sale is highly probable.
During the 52-week period ended January 31, 2015, the Company closed the Broad Street Logistics Centre (‘‘Broad Street’’) located in Regina. Broad Street, including the adjacent vacant property which is owned by the Company, is being marketed for sale and if a buyer is identified that will purchase Broad Street at a price acceptable to the Company, it will be sold. This process has been approved by senior management of the Company, and based on these factors, the Company has concluded that the sale is highly probable.

As at April 30, 2016, the assets of Broad Street and Park Street were separately classified as held for sale in the unaudited Condensed Consolidated Statements of Financial Position. The major classes of assets classified as held for sale were as follows:

(in CAD millions)	Broad Street	Park Street	Total
Property, plant and equipment	$6.1	$10.3	$16.4
Investment property	2.4	2.3	4.7
Assets classified as held for sale	$8.5	$12.6	$21.1

As at January 30, 2016, the assets of Broad Street and Park Street were separately classified as held for sale in the unaudited Condensed Consolidated Statements of Financial Position. The major classes of assets classified as held for sale were as follows:

(in CAD millions)	Broad Street	Park Street	Total
Property, plant and equipment	$7.1	$10.3	$17.4
Investment property	2.4	2.3	4.7
Assets classified as held for sale	$9.5	$12.6	$22.1

As at May 2, 2015, the assets of Broad Street were separately classified as held for sale in the unaudited Condensed Consolidated Statements of Financial Position. The major classes of assets classified as held for sale were as follows:

(in CAD millions)	Broad Street
Property, plant and equipment	$10.9
Investment property	2.4
Assets classified as held for sale	$13.3

Impairment Loss
As at April 30, 2016, the carrying value of the property, plant and equipment and investment property of Broad Street was higher than the estimated fair value less costs to sell and, as a result the Company recognized an impairment loss of $1.0 million in the 13-week period ended April 30, 2016 (2015: nil). The impairment loss was included in the ‘‘Selling, administrative and other expenses’’ in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss.
The Company will continue to assess the recoverable amounts of Park Street and Broad Street at the end of each reporting period and adjust the carrying amounts accordingly. To determine the recoverable amounts of Park Street and Broad Street, the Company will consider factors such as expected future cash flows using appropriate market rental rates, the estimated costs to sell and an appropriate discount rate to calculate the fair value. The carrying amounts of Park Street and Broad Street are not necessarily indicative of the fair value of each property, as each property has been recorded at the lower of its carrying amount and fair value less costs to sell in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations.
The operations of Broad Street and Park Street were not presented as discontinued operations in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss as they did not represent a separate geographical area of operations or a separate major line of business.

13. Financial instruments
In the ordinary course of business, the Company enters into financial agreements with banks and other financial institutions to reduce underlying risks associated with interest rates, foreign currency and commodity prices. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.
Financial instrument risk management
The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange, interest rate, fuel price and natural gas price risk.
13.1 Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash, accounts receivable and other long-term assets.

Cash, accounts receivable, derivative instruments and investments included in other long-term assets totaling $390.0 million as at April 30, 2016 (January 30, 2016: $381.2 million, May 2, 2015: $192.5 million) expose the Company to credit risk if a counterparty to a financial instrument fails to meet its contractual obligations. The Company manages this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.
The Company is exposed to minimal credit risk from third parties as a result of ongoing credit evaluations and review of accounts receivable collectability. An allowance account included in “Accounts receivable, net” in the unaudited Condensed Consolidated Statements of Financial Position totaled $5.9 million as at April 30, 2016 (January 30, 2016: $6.0 million, May 2, 2015: $6.4 million). As at April 30, 2016, no individual party represented 10% or more of the Company’s net accounts receivable (January 30, 2016: no individual party represented 10% or more the Company’s net accounts receivable, May 2, 2015: one party represented 11.7% of the Company’s net accounts receivable).
13.2 Liquidity risk
Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. The Company actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.
The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at April 30, 2016:

(in CAD millions)	Carrying Amount	Contractual Cash Flow Maturities
		Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$299.2	$299.2	$299.2	$—	$—	$—
Finance lease obligations including payments due within one year [1]	23.2	28.7	5.4	10.0	8.2	5.1
Operating lease obligations [2]	n/a	394.4	83.9	136.6	97.3	76.6
Royalties [2]	n/a	14.7	3.0	6.8	4.9	—
Purchase agreements [2,4]	n/a	20.2	14.2	5.6	0.4	—
Retirement benefit plans obligations [3]	320.6	60.6	20.2	35.9	4.3	0.2
	$643.0	$817.8	$425.9	$194.9	$115.1	$81.9

1
Cash flow maturities related to finance lease obligations, including payments due within one year, include annual interest on finance lease obligations at a weighted average rate of 7.6%. The Company had no borrowings on the Amended Credit Facility as at April 30, 2016.

2	Operating lease obligations, royalties and certain purchase agreements are not reported in the unaudited Condensed Consolidated Statements of Financial Position.
3
Payments are based on a funding valuation as at December 31, 2013 which was completed on June 30, 2014. Any obligation beyond 2019 would be based on a funding valuation to be completed as at December 31, 2016 or earlier at the Company’s discretion.

4
Certain vendors require minimum purchase commitment levels over the term of the contract. A portion of these obligations are included in “Other long-term liabilities” in the unaudited Condensed Consolidated Statements of Financial Position.

Management believes that cash on hand and availability of current and future funding will be adequate to support these financial liabilities in the next year. As at April 30, 2016, the Company did not have any significant capital expenditure commitments.
Market risk
Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.
13.3 Foreign exchange risk
The Company enters into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services. As at April 30, 2016, there were forward contracts outstanding with a notional value of U.S. $160.5 million (January 30, 2016: U.S. $168.0 million, May 2, 2015: U.S. $174.0 million) and a fair value of $17.0 million included in “Derivative financial liabilities” (January 30, 2016: $6.6 million included in “Derivative financial assets”, May 2, 2015: $3.9 million included in “Derivative financial liabilities”) in the unaudited Condensed Consolidated Statements of Financial Position. These derivative contracts have settlement dates extending to January 2017. The intrinsic value portion of these derivatives has been designated as a cash flow hedge for hedge accounting treatment under IAS 39. These contracts are intended to reduce the foreign exchange risk with respect to anticipated purchases of U.S. dollar denominated goods purchased for resale (“hedged item”). As at April 30, 2016, the designated portion of these hedges was considered effective.

While the notional principal of these outstanding financial instruments is not recorded in the unaudited Condensed Consolidated Statements of Financial Position, the fair value of the contracts is included in “Derivative financial assets” or “Derivative financial liabilities”, depending on the fair value, and classified as current or long-term, depending on the maturities of the outstanding contracts. Changes in the fair value of the designated portion of contracts are included in OCL for cash flow hedges, to the extent the designated portion of the hedges continues to be effective, with any ineffective portion included in “Cost of goods and services sold” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. Amounts previously included in OCL are reclassified to “Cost of goods and services sold” in the same period in which the hedged item impacts net loss.
During the 13-week period ended April 30, 2016, the Company recorded a gain of $1.5 million (2015: gain of $0.3 million) in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss, relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash and accounts payable.
The period end exchange rate was 0.7969 U.S. dollar to one Canadian dollar. A 10% appreciation or depreciation of the U.S. dollar and/or the Canadian dollar exchange rate was determined to have an after-tax impact on net loss of $1.4 million for U.S. dollar denominated balances included in cash and accounts payable.
13.4 Interest rate risk
Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.
Net assets included in cash and other long-term assets, and borrowings under the Amended Credit Facility, when applicable, are subject to interest rate risk. The total subject to interest rate risk as at April 30, 2016 was a net asset of $351.1 million (January 30, 2016: net asset of $315.2 million, May 2, 2015: net asset of $116.8 million). An increase or decrease in interest rates of 25 basis points would cause an after-tax impact on net loss of $0.6 million for net assets subject to interest rate risk included in cash and other long-term assets as at April 30, 2016.
13.5 Fuel and natural gas price risk
The Company entered into fuel and natural gas derivative contracts to manage the exposure to diesel fuel and natural gas prices and help mitigate volatility in cash flow for the transportation service business and utilities expense, respectively. As at April 30, 2016, the fixed to floating rate swap contracts outstanding had a notional volume of 3.9 million litres (January 30, 2016: 2.4 million litres, May 2, 2015: 3.5 million litres) of diesel and nil gigajoules (“GJ”) (January 30, 2016: nil, May 2, 2015: 0.1 million GJ) of natural gas and a fair value of $0.2 million included in “Derivative financial assets” (January 30, 2016: less than $0.1 million, May 2, 2015: $0.2 million) in the unaudited Condensed Consolidated Statements of Financial Position. These derivative contracts have settlement dates extending to January 31, 2017 with monthly settlement of maturing contracts.
13.6 Classification and fair value of financial instruments
The estimated fair values of financial instruments presented are based on relevant market prices and information available at those dates. The following table summarizes the classification and fair value of certain financial instruments as at the specified dates. The Company determines the classification of a financial instrument when it is initially recorded, based on the underlying purpose of the instrument. As a significant number of the Company’s assets and liabilities, including inventories and capital assets, do not meet the definition of financial instruments, values in the tables below do not reflect the fair value of the Company as a whole.
The fair value of financial instruments are classified and measured according to the following three levels, based on the fair value hierarchy.

•	Level 1: Quoted prices in active markets for identical assets or liabilities

•	Level 2: Inputs other than quoted prices in active markets that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: Inputs for the asset or liability that are not based on observable market data

(in CAD millions)
Classification	Balance Sheet Category	Fair Value Hierarchy	As at April 30, 2016	As at January 30, 2016	As at May 2, 2015
Fair value through profit or loss
U.S. $ derivative contracts	Derivative financial (liabilities) assets	Level 2	(17.0)	6.6	(3.9)
Fuel and natural gas derivative contracts	Derivative financial assets	Level 2	0.2	—	0.2
Long-term investments	Other long-term assets	Level 3	1.3	1.3	1.3

All other assets that are financial instruments not listed in the chart above have been classified as “Loans and receivables”. All other financial instrument liabilities have been classified as “Other liabilities” and are measured at amortized cost in the unaudited Condensed Consolidated Statements of Financial Position. The carrying value of these financial instruments approximate fair value given that they are primarily short-term in nature.
On December 13, 2013, SHS Services Management Inc. (“SHS”), which managed the day-to-day operations of all Sears Home Installed Products and Services business, announced that it was in receivership. Prior to the announcement, SHS issued the Company an interest-bearing promissory note for $2.0 million, secured by certain assets of SHS, repayable by July 16, 2015. The promissory note, net of allowances was included in “Accounts receivable, net” in the unaudited Condensed Consolidated Statements of Financial Position as at April 30, 2016. As a result of the announcement, and a subsequent announcement by the Company on March 21, 2014 regarding certain obligations of SHS, the Company recorded a $3.0 million charge against receivables from SHS (including a $1.0 million writeoff of outstanding commissions receivable and a $2.0 million allowance on the promissory note) during Fiscal 2015. The Company also recorded a charge to warranty provision of $8.7 million during Fiscal 2013 and Fiscal 2014 related to potential future claims for work that had been performed by SHS, as well as assuming the warranty obligations with respect to work previously performed by the Company which had been assumed by SHS. The warranty provision balance for these items was $4.0 million as at April 30, 2016, and was included in “Provisions” and “Other long-term liabilities” in the unaudited Condensed Consolidated Statements of Financial Position.

14. Contingent liabilities
14.1 Legal proceedings
The Company is involved in various legal proceedings incidental to the normal course of business. The Company takes into account all available information, including guidance from experts (such as internal and external legal counsel) at the time of reporting to determine if it is probable that a present obligation (legal or constructive) exists, if it is probable that an outflow of resources embodying economic benefit will be required to settle such obligation and whether the Company can reliably measure such obligation at the end of the reporting period. The Company is of the view that, although the outcome of such legal proceedings cannot be predicted with certainty, the final disposition is not expected to have a material adverse effect on the Financial Statements.
14.2 Commitments and guarantees
Commitments
As at April 30, 2016, cash that was restricted represented cash pledged as collateral for letter of credit obligations issued under the Company’s offshore merchandise purchasing program of $0.4 million (January 30, 2016: $7.0 million, May 2, 2015: $18.2 million), which was equal to U.S. $0.4 million (January 30, 2016: U.S. $5.0 million, May 2, 2015: U.S. $15.0 million), and cash pledged as collateral with a counterparty related to outstanding derivative contracts of $15.5 million (January 30, 2016: nil , May 2, 2015: $5.9 million) which was equal to U.S. $12.3 million (January 30, 2016: nil , May 2, 2015: U.S. $4.8 million).
The Company has certain vendors which require minimum purchase commitment levels over the term of the contract. Refer to Note 13.2 “Liquidity risk”.
Guarantees
The Company has provided the following significant guarantees to third parties:
Royalty License Agreements
The Company pays royalties under various merchandise license agreements, which are generally based on the sale of products. Certain license agreements require a minimum guaranteed payment of royalties over the term of the contract, regardless of sales. Total future minimum royalty payments under such agreements were $14.7 million as at April 30, 2016 (January 30, 2016: $15.9 million, May 2, 2015: $14.7 million).
Other Indemnification Agreements
In the ordinary course of business, the Company has provided indemnification commitments to counterparties in transactions such as leasing transactions, royalty agreements, service arrangements, investment banking agreements and director and officer indemnification agreements. The foregoing indemnification agreements require the Company to compensate the counterparties for costs incurred as a result of changes in laws and regulations, or as a result of litigation or statutory claims, or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract and typically do not provide for any limit on the maximum potential liability. Historically, the Company has not made any significant payments under such indemnifications and no amounts have been accrued in the Financial Statements with respect to these indemnification commitments.

15. Net loss per share
A reconciliation of the number of shares used in the net loss per share calculation is as follows:

(Number of shares)	13-Week Period Ended April 30, 2016	13-Week Period Ended May 2, 2015
Weighted average number of shares per basic net loss per share calculation	101,877,662	101,877,662
Effect of dilutive instruments outstanding	—	—
Weighted average number of shares per diluted net loss per share calculation	101,877,662	101,877,662
“Net loss” as disclosed in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss was used as the numerator in calculating the basic and diluted net loss per share. For the 13-week period ended April 30, 2016, there were no outstanding dilutive instruments (2015: no outstanding dilutive instruments).

16. Income taxes
The Company’s total net cash payments of income taxes for the 13-week period ended April 30, 2016 was a net refund of $23.1 million (2015: net payment of $0.8 million) primarily relating to settlement for fiscal years 2005 to 2008.
In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, periodically, certain matters are challenged by tax authorities. During the 13-week period ended April 30, 2016, the Company recorded an expense of nil (2015: $2.5 million) for interest on prior period tax re-assessments and accruals for uncertain tax positions. This expense was included in “Finance costs” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. The Company routinely evaluates and provides for potentially unfavourable outcomes with respect to any tax audits, and believes that the final disposition of tax audits will not have a material adverse effect on its liquidity.
Included in “Other long-term assets” in the unaudited Condensed Consolidated Statements of Financial Position as at April 30, 2016, were receivables of $3.8 million (January 30, 2016: $3.8 million, May 2, 2015: $3.8 million) related to payments made by the Company for the remaining disputed tax assessments.
The Company assesses the likelihood that the deferred tax assets will be realizable at the end of each reporting period and adjusts the carrying amount accordingly, by considering factors such as the reversal of deferred income tax liabilities, projected future taxable income, tax planning strategies and changes in tax laws. The Company has determined that it was not appropriate to recognize all of its deferred tax assets as it was not probable that sufficient taxable income would be available to allow part of the assets to be recovered. This accounting treatment has no effect on the Company’s ability to utilize deferred tax assets to reduce future cash tax payments. The Company has not recognized the benefit of approximately $233.8 million of loss carry forwards on its Financial Statements (which expire in the taxation years of 2035 and 2036) and approximately $4.9 million in Ontario minimum tax, which could be used to reduce taxes payable in future periods. The aggregate amount of net deductible temporary differences and loss carry forwards as at April 30, 2016 was approximately $851.7 million. The unrecognized tax benefit associated with these items and the Ontario minimum tax totaled approximately $234.0 million using the statutory tax rate of 26.9%.

17. Changes in non-cash working capital balances
Cash used for non-cash working capital balances were comprised of the following:

(in CAD millions)	13-Week Period Ended April 30, 2016	13-Week Period Ended May 2, 2015
Accounts receivable, net	$3.7	$(6.4)
Inventories	(31.0)	(42.6)
Prepaid expenses and other assets	(7.0)	1.5
Derivative financial assets and liabilities	(4.1)	(0.2)
Accounts payable and accrued liabilities	(31.3)	(8.8)
Deferred revenue	(2.0)	3.4
Provisions	3.0	(6.0)
Income and other taxes payable and recoverable	1.4	(17.9)
Effect of foreign exchange rates	1.8	0.7
Cash used for non-cash working capital balances	$(65.5)	$(76.3)

18. Changes in non-cash long-term assets and liabilities
Cash used for non-cash long-term assets and liabilities were comprised of the following:

(in CAD millions)	13-Week Period Ended April 30, 2016	13-Week Period Ended May 2, 2015
Other long-term assets	$1.0	$2.9
Other long-term liabilities	(2.3)	(3.4)
Deferred tax assets and deferred tax liabilities	—	(0.2)
Other	(0.2)	(0.5)
Cash used for non-cash long-term assets and liabilities	$(1.5)	$(1.2)

19. Gain on sale and leaseback transactions
During the 13-week period ended April 30, 2016, the Company completed the sale and leaseback of its logistics centre located in Calgary, Alberta, as previously announced on March 18, 2016, for a total consideration of $83.9 million. The Company has leased the property back and will continue to operate the logistics centre with no impact to the employees at the logistics centre.
The total gain on the sale and leaseback transactions was $40.1 million, $15.2 million of which was recognized immediately in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. The remaining $24.9 million of the gain was deferred and is being amortized over the term of the lease as a reduction in rent expense, included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. In determining the appropriate amount of gain to defer in accordance with IAS 17, Leases, the Company conducted an appraisal of the property to determine its fair value, with the assistance of independent qualified third party appraisers. The valuation method used to determine the fair value of the property was the direct sales comparison approach for land. The deferred gain was included in “Other long-term liabilities” and “Accounts payable and accrued liabilities” in the unaudited Condensed Consolidated Statements of Financial Position.
During the 13-week period ended April 30, 2016, the Company completed the sale and leaseback of its logistics centre located in Vaughan, Ontario, as previously announced on November 13, 2015, for a total consideration of $100.0 million. The Company has leased the property back and will continue to operate the logistics centre with no impact to the employees at the logistics centre.
The total gain on the sale and leaseback transactions was $25.4 million which was recognized immediately in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss.

20. Events after the reporting period
Subsequent to the 13-week period ended April 30, 2016, the Company entered into an agreement to sell and lease back its logistics centre located in Port Coquitlam, British Columbia, for a total consideration of $23.4 million. This property, including land, building and equipment had a net carrying value of approximately $12.8 million included in “Property, plant and equipment” and “Investment properties” in the unaudited Condensed Consolidated Statements of Financial Position as at April 30, 2016. The transaction is subject to definitive documentation and customary due diligence. It is expected to close during the 13-week period ending October 29, 2016, and the ultimate amount and timing of gain recognition will be determined during the 13-week period ending October 29, 2016. Upon closing, the Company will continue to operate the logistics centre and there is not expected to be any impact to employees at the logistics centre.

21. Approval of the unaudited condensed consolidated financial statements
The Financial Statements were approved by the Board of Directors and authorized for issue on June 7, 2016.